Exhibit 99.2

Condensed consolidated interim financial statements

for the nine-month period ended September 30, 2017

(in thousands of USD)

	Note	September 30, 2017	December 31, 2016
ASSETS

Non-current assets
Vessels	8	2,364,003	2,383,163
Assets under construction	8	50,634	86,136
Other tangible assets	8	676	777
Intangible assets	–	86	156
Receivables	–	173,916	183,914
Investments in equity accounted investees	17	29,221	18,413
Deferred tax assets	–	2,414	964

Total non-current assets		2,620,950	2,673,523

Current assets
Trade and other receivables	15	142,489	166,342
Current tax assets	–	136	357
Cash and cash equivalents	–	97,199	206,689

Total current assets		239,824	373,388

TOTAL ASSETS		2,860,774	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	–	173,046	173,046
Share premium	–	1,215,227	1,215,227
Translation reserve	–	528	120
Treasury shares	9	(16,102)	(16,102)
Retained earnings	–	454,064	515,665

Equity attributable to owners of the Company		1,826,763	1,887,956

Non-current liabilities
Bank loans	11	697,375	966,443
Other notes	11	147,482	–
Other payables	12	553	533
Employee benefits	–	3,314	2,846
Provisions	–	–	38

Total non-current liabilities		848,724	969,860

Current liabilities
Trade and other payables	12	78,778	69,859
Current tax liabilities	–	39	–
Bank loans	11	47,361	119,119
Other borrowings	11	59,030	–
Provisions	–	79	117
Total current liabilities		185,287	189,095

TOTAL EQUITY and LIABILITIES		2,860,774	3,046,911

The accompanying notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of profit or loss

(in thousands of USD except per share amounts)

		2017	2016
	Note	Jan. 1 - Sep. 30, 2017	Jan. 1 - Sep. 30, 2016
Shipping income
Revenue	6	395,390	537,984
Gains on disposal of vessels/other tangible assets	8	20	13,821
Other operating income	–	3,882	5,533
Total shipping income		399,292	557,338

Operating expenses
Voyage expenses and commissions	7	(47,778)	(43,077)
Vessel operating expenses	7	(116,475)	(122,838)
Charter hire expenses	7	(23,329)	(14,794)
Loss on disposal of vessels/other tangible assets	8	(21,027)	(2)
Loss on disposal of investments in equity accounted investees	–	–	(24,150)
Depreciation tangible assets	8	(173,373)	(168,510)
Depreciation intangible assets	–	(72)	(75)
General and administrative expenses	–	(33,132)	(32,634)
Total operating expenses		(415,186)	(406,080)

RESULT FROM OPERATING ACTIVITIES		(15,894)	151,258

Finance income	–	5,258	3,465
Finance expenses	–	(36,662)	(32,218)
Net finance expenses		(31,404)	(28,753)

Share of profit (loss) of equity accounted investees (net of income tax)	17	28,029	31,558

PROFIT (LOSS) BEFORE INCOME TAX		(19,269)	154,063

Income tax benefit (expense)	–	1,297	(301)

PROFIT (LOSS) FOR THE PERIOD		(17,972)	153,762

Attributable to:
Owners of the company	–	(17,972)	153,762

Basic earnings per share	10	(0.11)	0.97
Diluted earnings per share	10	(0.11)	0.97

Weighted average number of shares (basic)	10	158,166,534	158,294,412
Weighted average number of shares (diluted)	10	158,295,721	158,491,433

The accompanying notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of comprehensive income

(in thousands of USD)

		2017	2016
	Note	Jan. 1 - Sep. 30, 2017	Jan. 1 - Sep. 30, 2016

Profit/(loss) for the period		(17,972)	153,762

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	–	–	–

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	–	408	350

Equity-accounted investees - share of other comprehensive income	17	483	925

Other comprehensive income, net of tax		891	1,275

Total comprehensive income for the period		(17,081)	155,037

Attributable to:
Owners of the company		(17,081)	155,037

The accompanying notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of changes in equity

(in thousands of USD)

	Note	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Total equity

Balance at January 1, 2016		173,046	1,215,227	(50)	(12,283)	529,808	1,905,748	1,905,748

Profit (loss) for the period	–	–	–	–	–	153,762	153,762	153,762
Total other comprehensive income	–	–	–	350	–	925	1,275	1,275
Total comprehensive income		–	–	350	–	154,687	155,037	155,037

Transactions with owners of the company
Dividends to equity holders	–	–	–	–	–	(217,412)	(217,412)	(217,412)
Treasury shares sold	–	–	–	–	(3,819)	(2,338)	(6,157)	(6,157)
Equity-settled share-based payment	–	–	–	–	–	308	308	308
Total transactions with owners		–	–	–	(3,819)	(219,442)	(223,261)	(223,261)

Balance at September 30, 2016		173,046	1,215,227	300	(16,102)	465,053	1,837,524	1,837,524

	Note	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Total equity

Balance at January 1, 2017		173,046	1,215,227	120	(16,102)	515,665	1,887,956	1,887,956

Profit (loss) for the period	–	–	–	–	–	(17,972)	(17,972)	(17,972)
Total other comprehensive income	–	–	–	408	–	483	891	891
Total comprehensive income		–	–	408	–	(17,489)	(17,081)	(17,081)

Transactions with owners of the company
Dividends to equity holders	9	–	–	–	–	(44,349)	(44,349)	(44,349)
Equity-settled share-based payment	9	–	–	–	–	237	237	237
Total transactions with owners		–	–	–	–	(44,112)	(44,112)	(44,112)

Balance at September 30, 2017		173,046	1,215,227	528	(16,102)	454,064	1,826,763	1,826,763

The accompanying notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of cash flows

(in thousands of USD)

		2017	2016
	Note	Jan. 1 - Sep. 30, 2017	Jan. 1 - Sep. 30, 2016
Cash flows from operating activities
Profit (loss) for the period		(17,972)	153,762

Adjustments for:		195,923	176,136
Depreciation of tangible assets	8	173,373	168,510
Depreciation of intangible assets	–	72	75
Loss (gain) on disposal of investments in equity accounted investees	–	–	24,150
Provisions	–	(86)	(584)
Tax (benefits)/expenses	–	(1,297)	301
Share of profit of equity-accounted investees, net of tax	17	(28,029)	(31,558)
Net finance expense	–	31,404	28,753
(Gain)/loss on disposal of assets	8	21,007	(13,819)
Equity-settled share-based payment transactions	–	237	308
Amortization of deferred capital gain	–	(758)	–

Changes in working capital requirements		20,655	59,031
Change in cash guarantees	–	(47)	79
Change in trade receivables	–	12,767	1,958
Change in accrued income	–	(381)	14,896
Change in deferred charges	–	(6,128)	(3,880)
Change in other receivables	–	17,604	55,836
Change in trade payables	–	342	(1,177)
Change in accrued payroll	–	(294)	(337)
Change in accrued expenses	–	109	(2,425)
Change in deferred income	–	(3,806)	(5,931)
Change in other payables	–	50	(118)
Change in provisions for employee benefits	–	439	130

Income taxes paid during the period	–	107	(17)
Interest paid	–	(25,777)	(25,010)
Interest received	–	483	144
Dividends received from equity-accounted investees	17	1,250	1,778

Net cash from (used in) operating activities		174,669	365,824

Acquisition of vessels	8	(160,297)	(281,691)
Proceeds from the sale of vessels	8	20,790	38,016
Acquisition of other tangible assets	8	(103)	(154)
Acquisition of intangible assets	–	(1)	(18)
Proceeds from the sale of other (in)tangible assets	–	28	–
Loans from (to) related parties	17	26,500	22,047
Proceeds from capital decreases in joint ventures	17	–	3,737
Acquisition of subsidiaries, net of cash acquired	–	–	(6,755)

Net cash from (used in) investing activities		(113,083)	(224,818)

(Purchase of) Proceeds from sale of treasury shares	9	–	(6,157)
Proceeds from new borrowings	11	550,044	387,300
Repayment of borrowings	11	(681,438)	(367,960)
Transaction costs related to issue of loans and borrowings	11	(5,874)	–
Dividends paid	9	(34,645)	(194,764)

Net cash from (used in) financing activities		(171,913)	(181,581)

Net increase (decrease) in cash and cash equivalents		(110,327)	(40,575)

Net cash and cash equivalents at the beginning of the period	–	206,689	131,663
Effect of changes in exchange rates	–	837	(404)

Net cash and cash equivalents at the end of the period	–	97,199	90,684

The accompanying notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

Notes to the consolidated financial statements
for the nine-month period ended September 30, 2017

Note 1 - Basis of preparation

Note 2 - Changes in significant accounting policies

Note 3 - Changes in consolidation scope

Note 4 - Significant events

Note 5 - Segment reporting

Note 6 - Revenue

Note 7 - Expenses for shipping activities

Note 8 - Property, plant and equipment

Note 9 - Equity

Note 10 - Earnings per share

Note 11 - Interest-bearing loans and borrowings

Note 12 - Trade and other payables

Note 13 - Financial instruments

Note 14 - Deferred tax assets and liabilities

Note 15 - Trade and other receivables

Note 16 - Contingencies

Note 17 - Equity-accounted investees

Note 18 - Subsequent events

Note 19 - Standards issued but not yet effective

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements of the Company comprise the Company and its subsidiaries (together referred to as Euronav or the “Group”) and the Group’s interest in associates and joint ventures.

Note 1 - Basis of preparation

These condensed consolidated interim financial statements for the nine-month period ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2016 that have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), collectively “IFRS”.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 14, 2018.

Note 2 - Changes in significant accounting policies

A summary of the Company's significant accounting policies can be found in the Company's consolidated financial statements for the year ended December 31, 2016.

The accounting policies and calculation methods adopted in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016, that have been prepared in accordance with IFRS.

No new standards, amendments to standards or interpretations became effective for annual periods beginning on or after January 1, 2017.

Note 3 - Changes in consolidation scope

In comparison to the consolidation scope for the year ended December 31, 2016, no new subsidiaries were established or acquired, nor were there any sales or liquidations of subsidiaries.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 4 - Significant events

On January 12, 2017, and January 20, 2017, Euronav took delivery of the VLCCs Ardeche (2017 – 298,642 dwt) and Aquitaine (2017 – 298,768 dwt) respectively.

On January 30, 2017, the Group signed a loan agreement with DNB Bank for a nominal amount of USD 110.0 million with the purpose of financing the two VLCCs, as mentioned above. On April 25, 2017, following a successful syndication with DNB Bank ASA, as Agent and Security Trustee, the loan was replaced with a new Korean Export Credit facility for a nominal amount of USD 108.5 million with Korea Trade Insurance Corporation or “K-sure” as insurer, and ING and ABN Amro as co-bookrunners. The new facility is comprised of (i) a USD 27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a USD 81.4 million insured tranche by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of USD 3.6 million together with a balloon installment of USD 21.7 million payable with the 24th installment on January 12, 2029.

On April 20, 2017, the Group signed an additional two long-term time charter contracts of seven years each with Valero Energy Inc., for Suezmax vessels with specialized Ice Class 1C starting in the second half of 2018. In order to fulfil these contracts, the Group has ordered an additional two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Additional specifications for these vessels include substantially increased steel structure, specific emissions controls and other bespoke operational capabilities. Delivery of these vessels is expected in the second half of 2018 when each of the time charter contracts will begin.

On May 14, 2017, the joint ventures between the Group and International Seaways, signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited.

On May 23, 2017, the Group sold the VLCC TI Topaz (2002 – 319,430 dwt), one of its two oldest VLCC vessels, for USD 21.0 million. The loss on that sale of USD 21.0 million was recorded in the second quarter. Following the sale, the availability of the revolver under the USD 750 million facility was reduced by USD 19.5 million. The vessel was delivered to its new owner on June 9, 2017.

On May 31, 2017, the Group successfully completed a new senior unsecured bond issue of USD 150 million with a fixed coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue will be used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bond issue.

On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. The Treasury Note is issued on an as needed basis with different durations and initial pricing is set to 60bps over Euribor.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 5 - Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (Tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a large extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. The Chief Operating Decision Maker (CODM) also receives the information per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined with the consolidated statements of financial position and profit or loss is presented in a separate column Equity-accounted investees.

The Group did not identify any relevant geographic areas.

(in thousands of USD)	For the nine month period ended				For the nine month period ended
	September 30, 2017				September 30, 2016
	Tankers	FSO	Less: Equity- accounted investees	Total	Tankers	FSO	Less: Equity- accounted investees	Total

Revenue	395,419	47,152	(47,181)	395,390	557,792	48,755	(68,563)	537,984

Profit (loss) before income tax	(47,281)	26,135	1,877	(19,269)	127,995	26,183	(115)	154,063

(in thousands of USD)	September 30, 2017				December 31, 2016
	Tankers	FSO	Less: Equity- accounted investees	Total	Tankers	FSO	Less: Equity- accounted investees	Total

Non-current assets	2,596,985	185,300	(161,335)	2,620,950	2,676,821	195,584	(198,882)	2,673,523

Current assets	240,221	16,038	(16,435)	239,824	375,037	43,048	(44,697)	373,388

TOTAL ASSETS	2,837,206	201,338	(177,770)	2,860,774	3,051,858	238,632	(243,579)	3,046,911

Equity	1,803,147	23,617	(1)	1,826,763	1,892,836	(4,879)	(1)	1,887,956

Non-current liabilities	848,724	177,261	(177,261)	848,724	969,860	204,630	(204,630)	969,860

Current liabilities	185,335	460	(508)	185,287	189,162	38,881	(38,948)	189,095

TOTAL LIABILITIES	2,837,206	201,338	(177,770)	2,860,774	3,051,858	238,632	(243,579)	3,046,911

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 6 - Revenue

	For the nine month period ended
(in thousands of USD)	September 30, 2017	September 30, 2016

Pool Revenue	189,891	271,418
Spot Voyages	112,280	162,584
Time Charters	93,219	103,982
Total revenue	395,390	537,984

The decrease in revenue is mostly related to the decrease in pool and spot voyage revenue which is due to lower freight market conditions.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 7 - Expenses for shipping activities

Voyage expenses and commissions

	For the nine month period ended
(in thousands of USD)	September 30, 2017	September 30, 2016

Voyage related expenses	(43,923)	(37,736)
Commissions paid	(3,855)	(5,341)
Total voyage expenses and commissions	(47,778)	(43,077)

The majority of voyage expenses are bunkers, port costs and agent fees paid to operate the vessels on the spot market. These expenses increased in the first nine months of 2017 compared to the same period in 2016 because a lower proportion of vessels were on time charter contract in the first nine months of 2017, compared to the same period in 2016. For vessels under a time charter contract, voyage expenses are paid by the charterer and for vessels operated on the spot market, voyage expenses are paid by the ship owner.

Vessel operating expenses

	For the nine month period ended
(in thousands of USD)	September 30, 2017	September 30, 2016

Operating expenses	(108,317)	(113,672)
Insurance	(8,158)	(9,166)
Total vessel operating expenses	(116,475)	(122,838)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In the first nine months of 2017 these expenses were lower compared to the same period in 2016 because technical operating expenses were lower thanks to cost optimization strategies applied in 2017.

Charter hire expenses

	For the nine month period ended
(in thousands of USD)	September 30, 2017	September 30, 2016

Charter hire	(63)	(14,794)
Bare boat hire	(23,266)	–
Total charter hire expenses	(23,329)	(14,794)

The decrease in charter hire is mainly due to the redelivery of the two previously chartered-in vessels, the VLCC KHK Vision and the Suezmax Suez Hans, to their owners on October 27, 2016 and November 27, 2016 respectively.

The bareboat charter-hire expenses in the first nine months of 2017 are entirely attributable to the sale and leaseback agreement of four VLCCs (Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract agreed on December 16, 2016.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Other tangible assets	Total PPE

At January 1, 2017
Cost	3,748,135	86,136	2,373	3,836,644
Depreciation & impairment losses	(1,364,972)	–	(1,596)	(1,366,568)
Net carrying amount	2,383,163	86,136	777	2,470,076

Acquisitions	122,131	38,166	103	160,400
Disposals and cancellations	(41,817)	–	(8)	(41,825)
Depreciation charges	(173,142)	–	(231)	(173,373)
Transfers	73,668	(73,668)	–	–
Translation differences	–	–	35	35
Balance at September 30, 2017	2,364,003	50,634	676	2,415,313

At September 30, 2017
Cost	3,813,489	50,634	2,439	3,866,562
Depreciation & impairment losses	(1,449,486)	–	(1,763)	(1,451,249)
Net carrying amount	2,364,003	50,634	676	2,415,313

On January 12 and January 20, 2017, Euronav took delivery of the VLCCs Ardeche (2017 – 298,642 dwt) and the VLCC Aquitaine (2017 - 298,768 dwt).

In 2017, the Cap Lara, Captain Michael, Alsace, Iris, Navarin, Simone, Ilma, Nucleus, Neptun, Sonia, Filikon and TI Europe have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions and is depreciated over their estimated useful life (3-5 years).

Disposal of assets – Gains/losses

(in thousands of USD)	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Famenne - Sale	–	38,016	(24,195)	13,821	–	–
Other	–	–	–	–	–	(2)
At September 30, 2016		38,016	(24,195)	13,821	–	(2)

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
TI Topaz - Sale	–	20,790	41,817	–	–	(21,027)
Other	–	28	8	20	–	–
At September 30, 2017		20,818	41,825	20	–	(21,027)

On May 23, 2017, the Company sold the VLCC TI Topaz (2002 – 319,430 dwt), for a net sale price of USD 20.8 million. The loss on that sale of USD 21.0 million was recorded upon delivery of the vessel to its new owner in the second quarter of 2017.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 8 - Property, plant and equipment (Continued)

Impairment

Tankers

Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit.

The Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:

–	10 year historical average spot freight rates are used as forecast charter rates
–	Weighted Average Cost of Capital ('WACC') of 7.50% (2016: 6.43%)
–	20 year useful life with residual value equal to zero

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgement. The impairment test did not result in a requirement to record an impairment loss as at September 30, 2017. Even with an increase of the WACC of 300 bps to 10.5%, there was no need to record an impairment loss as at September 30, 2017.

Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond Euronav's control, Euronav believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is, and continues to be, the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis, as at September 30, 2017, indicates an impairment in a total amount of USD 0.6 million for the tanker fleet (December 31, 2016: no impairment), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis, as at September 30, 2017, indicates an impairment in a total amount of USD 633.5 million for the tanker fleet (December 31, 2016: no impairment).

FSO

For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:

–	Weighted Average Cost of Capital ('WACC') of 7.50% (2016: 6.43%)
–	25 year useful life with residual value equal to zero

This assessment did not result in a requirement to record an impairment loss as at September 30, 2017. Even with an increase of the WACC of 300 bps to 10.5%, there was no need to record an impairment loss as at September 30, 2017. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future periods.

The FSO Asia and the FSO Africa were on a timecharter contract to Maersk Oil Qatar until July 22, 2017 and September 22, 2017, respectively. On May 14, 2017, the joint ventures between the Group and International Seaways, signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 8 - Property, plant and equipment (Continued)

Security

All tankers financed with bank loans are subject to a mortgage to secure bank loans.

Vessels on order or under construction

The group has 4 vessels under construction as at September 30, 2017 for an aggregate amount of USD 50.6 million. The amounts presented within "Vessels under construction" relate to four Ice Class Suezmax vessels from Hyundai Heavy Industries of which the first two vessels will be delivered in the first half of 2018 and the other two vessels in the second half of 2018.

Capital commitment

As at September 30, 2017 the Group's total capital commitments amount to USD 198.3 million (2016: USD 208.8 million).

(in thousands of USD)	As at December 31, 2016 payments scheduled for
	TOTAL	2017	2018	2019
Commitments in respect of VLCCs	97,035	97,035	–	–
Commitments in respect of Suezmaxes	111,793	24,843	86,950	–
Total	208,828	121,878	86,950	–

	As at September 30, 2017 payments scheduled for
	TOTAL	2017	2018	2019
Commitments in respect of VLCCs	–	–	–	–
Commitments in respect of Suezmaxes	198,293	12,371	185,922	–
Total	198,293	12,371	185,922	–

These can be detailed as follows:

At December 31, 2016, Euronav held the option to purchase an additional two Ice Class Suezmax vessels from Hyundai Heavy Industries. Euronav exercised this option in the second quarter of 2017 which brings the number to four ordered Ice Class Suezmax vessels (see previous page).

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 9 - Equity

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Treasury shares

As of September 30, 2017 Euronav owned 1,042,415 of its own shares. In the nine month period ended September 30, 2017 Euronav did not buy back or dispose of any own shares.

Dividends

On May 11, 2017, the Annual Shareholders' meeting approved a full year dividend of 0.77 per share. Taking into account the interim dividend approved in August 2016 in the amount of USD 0.55 per share, the dividend paid after the AGM was USD 0.22 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date. During its meeting of August 9, 2017, the Board of Directors of Euronav approved an interim dividend for the first semester 2017 of USD 0.06 per share. The interim dividend of USD 0.06 per share was payable as from October 5, 2017. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date. The total amount of dividends declared in the first nine months of 2017 was USD 44.3 million. The total amount of dividends paid in the first nine months of 2017 was USD 34.6 million.

Share-based payment arrangements

On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. In the nine month period ended September 30, 2017, the holders did not exercise any options. The key terms and conditions did not change after December 31, 2013. The compensation expense related to this share option program was recognized in prior periods and therefore, this program did not have any impact on the consolidated statement of profit or loss for the nine month period ended September 30, 2017.

Long term incentive plan 2015

The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. All of the stock options and RSUs granted on February 12, 2015 remained outstanding as of September 30, 2017. The fair value of the stock options was measured using the Black Scholes formula. The fair value of the RSUs was measured with reference to the Euronav share price at the grant date. The total employee benefit expense recognized in the consolidated statement of profit or loss in the nine month period ended September 30, 2017 with respect to the LTIP 2015 was USD 0.2 million.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 9 – Equity (Continued)

Long term incentive plan 2016

The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stock units were granted on February 2, 2016 and all remain outstanding as of September 30, 2017. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the nine month period ended September 30, 2017 was USD 0.3 million.

Long term incentive plan 2017

The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and all remain outstanding as of September 30, 2017. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the nine month period ended September 30, 2017 was USD 0.2 million.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 10 - Earnings per share

Basic earnings per share

The calculation of basic earnings per share at September 30, 2017 was based on a result attributable to ordinary shares of USD (17,972,293) (September 30, 2016: USD 153,762,030) and a weighted average number of ordinary shares outstanding during the nine month period ended September 30, 2017 of 158,166,534 (September 30, 2016: 158,294,412), calculated as follows:

Result attributable to ordinary shares

	For the nine month period ended
(in thousands of USD except share and per share information)	September 30, 2017	September 30, 2016

Result for the period	(17,972)	153,762
Weighted average	158,166,534	158,294,412
Basic earnings per share (in USD)	(0.11)	0.97

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares

On issue at January 1, 2017	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	–	–	–	–
Purchases of treasury shares	–	–	–	–
Withdrawal of treasury shares	–	–	–	–
Sales of treasury shares	–	–	–	–
On issue at September 30, 2017	159,208,949	1,042,415	158,166,534	158,166,534

Diluted earnings per share

For the nine months ended September 30, 2017, the diluted earnings per share (in USD) amount to (0.11) (2016: 0.97). At September 30, 2017, 236,590 outstanding options granted under the LTIP 2015 were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive (September 30, 2016: 236,590 options).

Weighted average number of ordinary shares (diluted)

The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	September 30, 2017	September 30, 2016

Weighted average of ordinary shares outstanding (basic)	158,166,534	158,294,412

Effect of share-based payment arrangements	129,187	197,021

Weighted average number of ordinary shares (diluted)	158,295,721	158,491,433

The share-based payment arrangements can give rise to dilution at September 30, 2017.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 11 - Interest-bearing loans and borrowings

	Bank loans	Other notes	Other borrowings	Total
More than 5 years	330,491	–	–	330,491
Between 1 and 5 years	635,952	–	–	635,952
More than 1 year	966,443	–	–	966,443
Less than 1 year	119,119	–	–	119,119
At January 1, 2017	1,085,562	–	–	1,085,562

New loans	341,014	150,000	59,030	550,044
Scheduled repayments	(41,688)	–	–	(41,688)
Early repayments	(639,750)	–	–	(639,750)
Other changes	(402)	(2,518)	–	(2,920)
Balance at September 30, 2017	744,736	147,482	59,030	951,248

More than 5 years	162,585	–	–	162,585
Between 1 and 5 years	534,790	147,482	–	682,272
More than 1 year	697,375	147,482	–	844,857
Less than 1 year	47,361	–	59,030	106,391
Balance at September 30, 2017	744,736	147,482	59,030	951,248

The amounts shown under “New loans” and “Early repayments” include drawdowns and repayments under revolving credit facilities.

Bank loans

Terms and debt repayment schedule

The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				September 30, 2017			December 31, 2016
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	111,666	111,666	110,020	143,571	143,571	141,501
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	147,559	–	–	147,559	63,700	63,700
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	527,957	355,000	350,104	636,536	612,050	605,806
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	386,140	120,500	116,883	409,500	222,036	217,600
Secured vessels loan 76M	USD	libor +1.95%	2020	24,625	24,625	24,625	27,813	27,813	27,813
Secured vessels loan 67.5M	USD	libor +1.5%	2020	26,165	26,165	26,165	29,143	29,143	29,143
Secured vessels loan 27.1M	USD	libor +1.95%	2029	27,138	26,911	24,801	–	–	–
Secured vessels loan 81.4M	USD	libor +1.50%	2029	81,413	78,020	77,139	–	–	–
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	15,000	15,000	60,000	–	–
Total interest-bearing bank loans				1,392,662	757,888	744,736	1,454,121	1,098,312	1,085,562

The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

* The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 11 - Interest-bearing loans and borrowings (Continued)

On January 30, 2017, the Group signed a loan agreement with DNB Bank for a nominal amount of USD 110.0 million with the purpose of financing the two VLCCs, as mentioned above. On April 25, 2017, following a successful syndication with DNB Bank ASA, as Agent and Security Trustee, the loan was replaced with a new Korean Export Credit facility for a nominal amount of USD 108.5 million with Korea Trade Insurance Corporation or “K-sure” as insurer, and ING and ABN Amro as co-bookrunners. The new facility is comprised of (i) a USD 27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a USD 81.4 million insured tranche by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of USD 3.6 million together with a balloon installment of USD 21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of USD 3.2 million are amortized over the lifetime of the instrument using the effective interest rate method.

The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

Other notes

(in thousands of USD)				September 30, 2017			December 31, 2016
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	150,000	150,000	147,482	–	–	–
Total other notes				150,000	150,000	147,482	–	–	–

On May 31, 2017, the Group successfully completed a new senior unsecured bond issue of USD 150 million with a fixed coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue are being used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bond issue. The related transaction costs for a total of USD 2.7 million are amortized over the lifetime of the instrument using the effective interest rate method.

Other borrowings

On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On September 30, 2017, the fair value of these forward contracts amounted to USD 0.6 million.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 12 - Trade and other payables

(in thousands of USD)	September 30, 2017	December 31, 2016

Advances received on contracts in progress, between 1 and 5 years	553	533
Total non-current other payables	553	533
Trade payables	18,449	18,107
Accrued payroll	2,287	2,581
Dividends payable	9,710	7
Accrued expenses	29,354	29,245
Accrued interest	4,742	1,150
Deferred income	9,940	13,746
Other payables	4,296	5,023
Total current trade and other payables	78,778	69,859

The dividend payable of USD 9.7 million as of September 30, 2017 relates to the interim dividend for the first semester 2017 of USD 0.06 per share which was payable as from October 5, 2017.

Other payables are mainly related to the deferred gain of USD 5.0 million which was the difference between the fair value and the sale price of the four VLCCs of the sale and leaseback entered into on December 16, 2016. This excess was deferred and is being amortized over the duration of the lease, i.e. 5 years.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 13 - Financial instruments

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

		Carrying amount				Fair value
(in thousands of USD)	Note	Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2016

Financial assets not measured at fair value
Non-current receivables	–	–	183,914	–	183,914	–	–	178,216	178,216
Trade and other receivables *	15	–	145,193	–	145,193	–	–	–	–
Cash and cash equivalents	–	–	206,689	–	206,689	–	–	–	–
		–	535,796	–	535,796

Financial liabilities not measured at fair value
Secured bank loans	11	–	–	1,085,562	1,085,562	–	1,092,023	–	1,092,023
Trade and other payables *	12	–	–	56,113	56,113	–	–	–	–
Advances received on contracts	12	–	–	533	533	–	–	–	–
		–	–	1,142,208	1,142,208

		Carrying amount				Fair value
(in thousands of USD)		Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
September 30, 2017

Financial assets measured at fair value					–
Forward exchange contracts		633	–	–	633	–	633	–	633
		633	–	–	633

Financial assets not measured at fair value
Non-current receivables	–	–	173,916	–	173,916	–	–	137,602	137,602
Trade and other receivables *	15	–	115,212	–	115,212	–	–	–	–
Cash and cash equivalents	–	–	97,199	–	97,199	–	–	–	–
		–	386,327	–	386,327

Financial liabilities not measured at fair value
Secured bank loans	11	–	–	744,736	744,736	–	734,981	–	734,981
Unsecured bank loans	11	–	–	–	–	–	–	–	–
Unsecured notes **	11	–	–	147,482	147,482	–	–	–	–
Unsecured other borrowings	11	–	–	59,030	59,030	–	–	–	–
Trade and other payables *	12	–	–	68,838	68,838	–	–	–	–
Advances received on contracts	12	–	–	553	553	–	–	–	–
		–	–	1,020,639	1,020,639

* Deferred charges (see Note 15) and deferred income (see Note 12), which are not financial assets (liabilities) are not included.

** The Group believes that the carrying amount of the instrument is a reasonable approximation of fair value.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 13 - Financial instruments (Continued)

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Forward exchange contracts	Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.	Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting of shareholders' loans)	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans)	Discounted cash flow	Not applicable

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2016 and for the nine-month period ended September 30, 2017.

Note 14 - Deferred tax assets and liabilities

Euronav NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of USD 360.7 million and USD 317.9 million as of September 30, 2017 and December 31, 2016, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of Euronav NV and its subsidiaries. The increase is mainly due to movement in EUR/USD exchange rates.

The Company did not recognize deferred tax assets of USD 118.6 million and USD 106.0 million as of September 30, 2017 and December 31, 2016, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 15 - Trade and other receivables

(in thousands of USD)	September 30, 2017	December 31, 2016

Trade receivables	25,929	38,695
Accrued income	11,347	10,966
Accrued interest	42	33
Deferred charges	27,277	21,149
Other receivables	77,894	95,499
Total trade and other receivables	142,489	166,342

The decrease in other receivables relates to income to be received by the Group from the Tankers International Pool. These amounts were lower as at September 30, 2017 compared to December 31, 2016 due to overall declining freight market conditions.

Note 16 - Contingencies

The Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

Note 17 - Equity-accounted investees

(in thousands of USD)	September 30, 2017	December 31, 2016

Assets
Interest in joint ventures	27,675	16,867
Interest in associates	1,546	1,546
TOTAL ASSETS	29,221	18,413

Associates

(in thousands of USD)	September 30, 2017	December 31, 2016

Carrying amount of interest at the beginning of the period	1,546	1,212
Group's share of profit (loss) for the period	–	334
Group's share of other comprehensive income	–	–
Carrying amount of interest at the end of the period	1,546	1,546

The Group distinguishes the following associates:

Associate	Segment	Description
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
VLCC Chartering Ltd	Tankers	Chartering joint venture which provides customers with a unique access to the combined fleets of Frontline and Tankers International Pool

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 17 - Equity-accounted investees (Continued)

Joint Ventures

The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	(38,095)	317,749	–	–
Offset investment with shareholders loan	58,520	(58,520)	–	–
Balance at January 1, 2016	20,425	259,229	–	–

Group's share of profit (loss) for the period	40,161	–	–	–
Group's share of other comprehensive income	1,224	–	–	–
Group's share on upstream transactions	4,646	–	–	–
Capital increase/(decrease) in joint ventures	(3,737)	–	–	–
Dividends received from joint ventures	(23,478)	–	–	–
Movement shareholders loans to joint ventures	–	(18,499)	–	–
Business combinations	15,981	(95,738)	–	–

Gross balance	(3,298)	203,512	–	–
Offset investment with shareholders loan	20,165	(20,165)	–	–
Balance at December 31, 2016	16,867	183,348	–	–

Group's share of profit (loss) for the period	28,029	–	–	–
Group's share of other comprehensive income	483	–	–	–
Capital increase/(decrease) in joint ventures	–	–	–	–
Dividends received from joint ventures	(1,250)	–	–	–
Movement shareholders loans to joint ventures	–	(26,500)	–	–

Gross balance	23,965	177,012	–	–
Offset investment with shareholders loan	3,710	(3,710)	–	–
Balance at September 30, 2017	27,675	173,302	–	–

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 18 - Subsequent events

On October 23, 2017, the Company announced that the 150.0 million USD senior unsecured bonds issued by Euronav Luxembourg S.A. and guaranteed by Euronav NV are listed on the Oslo Stock Exchange as of that date.

On November 10, 2017, the Company sold the VLCC Flandre (2004 – 305,688 dwt) for USD 45.0 million to a global supplier and operator of offshore floating platforms. The Company recorded a gain of USD 20.3 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 20, 2017 and will be converted into an FSPO by her new owner and will therefore leave the worldwide VLCC trading fleet.

On November 16, 2017, the Company sold the Suezmax Cap Georges (1998 – 146,652 dwt) for USD 9.3 million. The Company recorded a gain of USD 8.5 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on November 29, 2017.

On November 17, 2017, the Company sold the VLCC Artois (2001 – 298,330 dwt) for USD 21.8 million. The Artois was the oldest vessel in the Company’s VLCC fleet. The Company recorded a gain of USD 7.7 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 4, 2017.

On December 21, 2017, Euronav announced that the Company has reached an agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 Maritime, Inc. (“Gener8“) pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav. The “Exchange Ratio“ of 0.7272 Euronav shares for each share of Gener8 is expected to result in the issuance of approximately 60.9 million new Euronav shares to Gener8 shareholders. The Exchange Ratio implies a premium of 35% paid on Gener8 shares based on the closing share prices on 20 December 2017. The merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the combined entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8). The merger is subject to the approval of Gener8’s shareholders, the consent of certain of Gener8’s lenders to assign certain debt facilities to the combined entity, the effectiveness of a registration statement to be filed by Euronav with the U.S. Securities and Exchange Commission (the “SEC”) to register the Euronav shares to be issued in the merger (the “New Registration Statement”), the listing of such shares on the New York Stock Exchange (the “NYSE”) and other customary closing conditions. Certain of these closing conditions are substantive, and these conditions have not yet been met. The Gener8 shares will be contributed to Euronav in application of the Belgian Companies Code procedure of a capital increase through contribution in kind. The increase of the Euronav share capital will occur under the existing authorized capital of USD 150.0 million.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 19 - Standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2017 and early application is permitted. However, the Group has not early adopted the following new or amended standards in preparing these condensed consolidated interim financial statements.

The Group has the following updates to information provided in the consolidated financial statements for the year ended December 31, 2016 about the standards issued but not yet effective that may have a significant impact on the Group’s consolidated financial statements.

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group will apply IFRS 9 initially on 1 January 2018. The new standard will require the Group to revise its accounting processes and internal controls related to reporting financial instruments and these changes are not yet complete. However, the Group has performed a preliminary assessment of the potential impact of the adoption of IFRS 9 based on its positions at 30 September 2017 and expects that the new standard will not have a material impact on the Group’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Barter Transactions Involving Advertising Services. IFRS 15 is effective for the annual periods beginning on or after January 1, 2018, with early adoption permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates.

Notes to the condensed consolidated interim financial statements for the nine-month period ended September 30, 2017

Note 19 - Standards issued but not yet effective (Continued)

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Group will adopt the standard using the cumulative catchup transition method. The new standard will be effective for us beginning January 1, 2018. The Group has undertaken a comprehensive approach to assess the impact of the guidance on its business by reviewing the current accounting policies and practices to identify any potential differences that may result from applying the new requirements to the consolidated financial statements. Part of the Group’s revenue is generated from time charters, where revenue is recognized on an accrual basis and is recorded over the term of the charter as the service is provided. This new guidance will not have any impact on this aspect of the Group’s revenue. For spot charters, we recognize revenue on a discharge-to-discharge basis in determining the percentage of completion for all voyage charters. After consulting with other shipping companies on business assumptions, processes, systems and controls the Group decided to recognize revenue on a load-to-discharge basis as from January 1, 2018. An analysis of spot charter revenue from voyages over year-end indicated that the initial adoption of IFRS 15 on January 1, 2018 will result in a reduction of accrued revenue by USD 1.7 million, with a corresponding reduction of equity. Under this new standard the Group will also capitalize the voyage expenses incurred between the previous discharge port and the next load port if they qualify as fulfillment costs under IFRS 15 and if they are expected to be recovered.

IFRS 16 Leases

IFRS 16 Leases published on January 13, 2016 makes a distinction between a service contract and a lease based on whether the contract conveys the right to control the use of an identified asset and introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for shortterm leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Group will adopt IFRS 16 as of January 1, 2019. No quantitative or qualitative assessment of the impact of IFRS 16 has been made to date, but the Group expects that the most significant impact will be that the Group will recognize new assets and liabilities for its operating leases as lessee. In addition, the nature and recognition of expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.